
RECEIVED
MAY 2 8 2010
193
SECTION
WASH. D.C.


10030253

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VCG SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

407 SE 1st Street
(No. and Street)

Delray Beach	Florida	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RYAN SADORF	561-330-6999
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd. E-210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

10 6/4

6/4/10

OATH OR AFFIRMATION

I, Donald Uderitz, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of VCG Securities, LLC, as of **March 31, 2010** are true and correct. I further affirm that neither the company nor any partner, proprietor, Principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARY PUBLIC-STATE OF FLORIDA
Sarah Adams Campbell
Commission # DD881187
Expires: APR. 16, 2013
BONDED THRU ATLANTIC BONDING CO., INC.



Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Member
VCG Securities, LLC

We have audited the accompanying statement of financial condition of VCG Securities, LLC as of March 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCG Securities, LLC as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
May 19, 2010

VCG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2010

ASSETS

Cash	$	946,979
Receivable from Clearing Firm		26,182
Receivable from other Broker Dealers		25,730
Prepaid expenses		17,281
Securities, at market value		-
Clearing deposit and other deposits		329,345
Total assets	$	1,345,517

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	5,385
Due to clearing organization		10,717
Commissions payable		92,033
Accrued expenses		100,316
Total liabilities		208,451
Member's equity		1,137,066
Total liabilities and member's equity	$	1,345,517

See Accompanying notes to the Financial Statements

VCG SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Revenues:	
Commissions from mark-ups	$ 756,182
Referral Revenue	1,151,473
Interest	435
Total revenues	1,908,090
Expenses:	
Compensation and benefits	1,253,558
Clearing costs	34,068
Regulatory fees	54,371
Data & Trading Systems	167,840
Leases & Rentals	68,717
Communication costs	18,217
Travel & Professional Development	59,593
Insurance cost	1,464
Professional fees	153,975
Other expenses	20,042
Total expenses	1,831,845
Net income before income tax expense	$ 76,245
Income Tax expense	17,207
Net income	$ 59,038

See Accompanying notes to the Financial Statements

VCG SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Balance, April 1, 2009	$ 164,528
Capital contributions	913,500
Net income	59,038
Balance, March 31, 2010	$ 1,137,066

See Accompanying notes to the Financial Statements

VCG SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Cash flows from operating activities:	
Net income	$ 59,038
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivable from other broker dealers	(25,730)
Prepaid expenses	(17,281)
Clearing deposit and other deposits	(329,345)
Receivable from clearing firm	(26,182)
Marketable securities	–
Increase (decrease) in:	
Accounts payable	5,385
Commissions payable	92,032
Payable to clearing organization	10,718
Accrued expenses	100,316
Net cash used in operating activities	(131,049)
Cash flows from investing activities:	–
Cash flows from financing activities:	
Capital Contributions	913,500
Net cash provided by financing activities	913,500
Net increase in cash	782,451
Cash, beginning of year	164,528
Cash, end of year	$ 946,979
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 3

See Accompanying notes to the Financial Statements

NOTE 1 – ORGANIZATION AND OWNERSHIP

VCG Securities LLC (the "Company") is a Florida limited liability company that was formed on March 11, 2008 and from inception until March 31, 2009 was 100% owned by 1 individual, the Company's' chairman of the board of directors. On March 31, 2010, he sold 100% of his membership interests in the Company to an Employee Stock Ownership Plan ("ESOP") in consideration for a promissory note from the ESOP to him for the entire purchase price. The purchase price of $1,100,000 was based on an independent appraisal of the Company.

NOTE 2 - DESCRIPTION OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in riskless principal trading of a variety of fixed income securities to institutional customers and other broker dealers. The Company is headquartered in Delray Beach, Florida and has an office in New York, NY.

All customer accounts are cleared though Ridge Clearing and Outsourcing Solutions, Inc. ("Ridge")

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates commission income from sales and purchases of bonds on behalf of customers and other broker dealers on a riskless principal basis. Commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities at market value

In the current fiscal year, the Company acquired a percentage ownership in a number of trust certificates originally issued by student loan securitizations. Management of the Company considered these interests to be worthless and accordingly assigned a carrying value of zero to them as of March 31, 2010.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes. A provision for federal and state income taxes has been recorded in the accompanying statement of operations for the year ended March 31, 2010. (see Note 12)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Income taxes are accounted for under the asset and liability method as prescribed by ASC Topic 740: Income Taxes ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance, when in the Company's opinion it is likely that some portion or the entire deferred tax asset will not be realized.

NOTE 4 – RELATED PARTY TRANSACTIONS

For the period January 26, 2009 through December 1, 2009, the Company operated under an Expense Sharing Agreement with Vanquish Capital Group, LLC ("Vanquish"), an affiliated entity. The Company reimbursed Vanquish for the use of administrative and office-related goods and services already in place at Vanquish, including salaries and employee benefits of support personnel, telecommunications, computer and technology expenses, office space, utilities, equipment and supplies, postage and printing, and other expenses as agreed by the parties. The Company reimbursed Vanquish for shared expenses from April 1, 2009 to December 1, 2009, totaling $597,483. The Expense Sharing Agreement was terminated on December 1, 2009, and the Company subsequently entered into a lease agreement with black2advisors, LLC, an affiliated entity, for the use of 407 SE 1st Street, Delray Beach, FL 33483. Lease payment made by the Company to black2advisors, LLC for the period December 1, 2009 through March 31, 2010 totaled $9,119.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2010, the Company had net capital of $1,014,710 which was $914,710 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.21 to 1.

NOTE 6 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through Ridge on a fully disclosed basis. At no time is the Company in possession of customer funds or securities.

The Company had a $26,182 receivable from its Ridge Riskless Principal Trading Account at March 31, 2010, which consists primarily of the Company's trading profits and net commissions due from customer trades.

The Company had a $250,000 cash deposit in its Ridge Riskless Clearing Deposit Account at March 31, 2010.

NOTE 6 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS (continued)

The Company had accrued $10,717 in clearing and execution fees payable to Ridge as of March 31, 2010.

The Company had $750,017 of cash in a Ridge Principal Trading Account at 3/31/2010.

Ridge, the Company's clearing organization, nets the receivable and payable, hence carrying either an amount payable to the Company or amount receivable from the Company. At March 31, 2010, the Company had a net due from this clearing organization of $265,465, which includes the $250,000 cash deposit.

NOTE 7 – OTHER RECEIVABLES

Other receivables consist of the following at March 31, 2010:

Nature of Receivable	Amount
Referral Fee Revenue from other Broker Dealers	$25,730

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In addition, when considered appropriate, the Company will request that Ridge issue a "principal guarantee letter". Assuming the conditions imposed by Ridge are complied with; such a principal guarantee letter operates to make Ridge the principal in the trade and as such it assumes the risks of the trade.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 9 – CARRYING VALUE OF ASSETS AND LIABILITIES

The carrying amounts reported in the balance sheet for cash, receivables, prepaid expenses, deposits, payables and other assets and liabilities approximate fair value based on their maturity and other relevant considerations.

NOTE 10 – QUALIFIED RETIREMENT PLAN

The Company maintains a qualified retirement plan in the form of an Employee Stock Ownership Plan covering substantially all employees of the Company. All Company employees as of April 1, 2010 are members of the plan; those who became employees after such date will become members as of April 1 2011. The plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA). The plan has adopted a vesting schedule of zero for the first three years an employee is a member and 100% vesting when the required three year period of continuous employment has been met.

NOTE 11 –ACCRUED EXPENSES

Accrued expenses consist of the following:

As of March 31, 2010:

Accrued state and federal income taxes	$	17,207
Accrued data and trading system fees		20,561
Accrued professional fees		56,328
Accrued regulatory fees		6,220
Total Accrued Expenses	$	100,316

NOTE 12 – INCOME TAXES

Income taxes are accounted for under the asset and liability method as prescribed by ASC Topic 740: Income Taxes ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance, when in the Company's opinion it is likely that some portion or the entire deferred tax asset will not be realized.

The Company has elected to be taxed as a C corporation for federal income tax purposes. Since the Company's first fiscal year end for both financial reporting and income tax purposes ended on March 31, 2010, as of the date of these financial statements, no federal or state income tax returns had been filed.

For the fiscal year ended March 31, 2010, the Company recorded the following current and deferred tax provisions in its income statement:

Current:		
Federal	$	13,013
State		4,194
Total Current		17,207
Deferred:		–
Total	$	17,207

NOTE 12 – INCOME TAXES (Continued)

For its fiscal year ending March 31, 2010, the Company has no temporary differences giving rise to any deferred tax assets or liabilities or necessitating any valuation allowance. Further, since the company has no temporary or permanent differences between book income and tax income, the Company's reconciliation of the expected federal tax rate to its actual rate is as follows:

Expected federal tax on book income 35%	$ 20,664
Add: State income taxes net of federal benefit 3.5%	2,110
Less: Effect of graduated tax rates (9.5%)	(3,457)
Actual tax rate 29%	$ 17,207

SUPPLEMENTARY INFORMATION

VCG SECURITIES, LLC
COMPUTATION OF NET CAPITAL
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Total member's equity	$	1,137,066
Deductions and/or charges:		
Non-allowable assets:		
Deposits		79,345
Prepaid expenses		17,281
Other receivables		25,730
Total non-allowable assets		122,356
Net capital before haircuts on securities positions		1,014,710
Haircuts on securities:		-
Net capital		1,014,710
Required minimum capital		100,000
Excess net capital	$	914,710
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	208,451
Ratio of aggregate indebtedness to net capital		0.21 to 1
Reconciliation:		
Net capital, per unaudited March 31, 2010 FOCUS report, as filed	$	1,010,303
Net audit adjustments		4,407
Net capital, per March 31, 2010 audited report, as filed	$	1,014,710

VCG Securities, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Ridge on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Member
VCG SECURITIES, LLC

In planning and performing our audit of the financial statements and supplemental schedules of VCG SECURITIES, LLC for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Boca Raton, Florida
May 19, 2010



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders
VCG SECURITIES, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period ended March 31, 2010, which were agreed to by VCG SECURITIES, LLC. ("VCG SECURITIES") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating VCG SECURITIES's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC 7-T). VCG SECURITIES's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period ended March 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
May 19, 2010


SEC MAIL
RECEIVED
MAY 28 2010
PROCESSING
WASH., D.C.
193
SECTION

VCG SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2010